UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b - 25

                           NOTIFICATION OF LATE FILING

(Check One):  [ ] 10-K  [ ] Form 20-F   [ ] Form 11-K  [X] Form 10-Q   [ ] N-SAR

                        For Period Ended: August 31, 2000
                                         ----------------

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ [ Transition Report on Form N-SAR
             For the Transition Period Ended: ______________________

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Please Print or Type
NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification  relates to a portion of the filing checked above,  identify the item(s) to which the notification relates:
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Part I -- REGISTRANT INFORMATION

Heilig-Meyers Company
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Full Name of Registrant

N/A
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Former Name if Applicable

12560 West Creek Parkway
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Address of Principal Executive Officer (Street and Number)

Richmond, VA  23238
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City, State and Zip Code

                        Part II -- RULES 12b-25(b)AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

   |      (a)  The reasons  described in  reasonable  detail in Part III of this
   |           form  could  not be  eliminated  without  unreasonable  effort or
   |           expense;
   |      (b)  The subject annual report,  semi-annual report, transition report
   |           on Form 10-K, Form 20-F,  11-K, Form N- SAR, or portion  thereof,
[ ]|           will be filed on or before the  fifteenth  calendar day following
   |           the  prescribed  due date;  or the  subject  quarterly  report of
   |           transition  report on Form 10-Q, or portion thereof will be filed
   |           on or before the fifth  calendar day following the prescribed due
   |           date; and
   |      (c)  The  accountant's  statement  or other  exhibit  required by Rule
   |           12b-25(c) has been attached if applicable.

                              PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         As previously disclosed, Heilig-Meyers Company, a Virginia corporation, and certain of its subsidiaries (collectively, the "Company"), filed voluntary petitions for reorganization under Chapter 11, Title 11 of the United States Code (the "Bankruptcy Code") on August 16, 2000 with the United States Bankruptcy Court for the Eastern District of Virginia in Richmond, Virginia (the "Bankruptcy Court"). The Company is in possession of its assets, and manages and operates its businesses as debtor-in possession under the Bankruptcy Code.

         Since the petitions were filed on August 16, 2000, the accounting and financial staff have been required to dedicate substantial amounts of time to the reorganization process and related tasks. These tasks have included preparing Company schedules, statements of financial affairs and list of equity holders which must be filed with the Bankruptcy Court on or before October 30, 2000 and responding to various requests for information from interested parties in the bankruptcy case such as pre-petition and post-petition secured lenders, the Official Committee of Unsecured Creditors and the Official Committee of Equity Holders. The Company has also experienced a reduction in the personnel who are critical to the preparation of the Company's financial statements and the information required in the Company's Quarterly Report on Form 10-Q for the quarter ended August 31, 2000 (the "Form 10-Q"). In addition, the review by the Company's independent public accountants of the interim financial statements to be included in the Form 10-Q has been delayed because the period to object to the application to approve retention of the Company's independent public accountants did not expire until October 16, 2000. As a result of the increased burdens on, and changes in, the Company's accounting and financial staff, as well as the delay in the review by the Company's independent public accountants, the Company is unable to timely file the Form 10-Q without unreasonable effort or expense.

                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Paige H. Wilson                                      (804) 784-7500
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        (Name)                                 (Area Code and Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports) been filed? If answer is no,
     identify report(s).                                         [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                                    [X] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company expects that the results of operations for the quarter ended August 31, 2000 will show a significant decline from the corresponding quarter for the last fiscal year. The Company is unable to make a reasonable estimate of the results at this time because it is completing its analysis of the appropriate charges to be reflected in its results of operations for the quarter ended August 31, 2000 as a result of filing for bankruptcy protection and related matters, including the closing of 302 stores and the replacement of its in-house installment credit program with third party credit providers.

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                              Heilig-Meyers Company
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    October 17, 2000          By:  s/Paige H. Wilson
                                        ------------------------------------
                                        Paige H. Wilson
                                        Executive Vice President and Chief
                                         Financial Officer